

March 23, 2012

Via E-mail
MP Vijay Kumar
Chief Financial Officer
Sify Technologies Limited
Tidel Park, 2nd Floor
No. 4, Rajiv Gandhi Salai, Taramani
Chennai 600 113, India

     Re: Sify Technologies Limited
             Form 20-F for the Fiscal Year Ended March 31, 2011
             Filed October 13, 2011
             Form 6-K Furnished October 26, 2011
             Form 6-K Furnished January 30, 2012
             Form 6-K Furnished March 22, 2012
             File No. 000-27663

Dear Mr. Kumar:

We have reviewed your letter dated February 15, 2012 in connection with the above-referenced filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated February 3, 2012.

Form 20-F for the Fiscal Year Ended March 31, 2011

Item 5. Operating and Financial Review and Prospects

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and capital resources, page 52

1.   We note your response to prior comment 3. In the liquidity and capital resources section of future filings, please discuss the Indian regulations that restrict your ability to raise

funds by issuing additional ADSs in the United States or listing in India. See Item 5.B.1 of Form 20-F.

Item 7. Major Shareholders and Related Party Transactions

Issuance of Equity Shares in private placement to the promoter group, page 69

2.   We note your response to prior comments 8 and 20. In this section of future filings, please disclose that the shares were issued at a discount to the prevailing American Depositary Share market price because the allotment of shares was for unlisted Indian equity shares. In addition, clarify that although your shareholders approved the unregistered offering, members of your promoter group beneficially owned greater than 50% of your equity shares during the shareholder vote. See Item 7.B.1 of Form 20-F.

Item 18. Financial Statements

Note 3. Significant accounting policies

n. Revenue

(i) Corporate network/data services, page 118

3.   We note your response to prior comment 10. Please tell us more specifically how the transactions involving the trading of networking hardware and software within your System Integration business work, including a discussion of the parties typically involved. In addition, please provide more details as to how the factors you cite in the response in determining whether you act as a principal or an agent are applied to the specific attributes of these transactions. To illustrate this, please walk us through a recent example where you determined you were acting as a principal and reported revenue on a gross basis and another where you determined you were an agent and reported revenue on a net basis.

(ii) Internet access services, page 119

4.   We note your response to prior comment 11. In the response, you discuss the initial non-refundable fee you charge in connection with rendering certain initial services to the franchisee before commencement of franchisee operations which are described in letters (a) through (g). We further note that you refer to fees charged for rendering "subsequent" services. Please clarify the following:

- Describe the nature of the subsequent services rendered and confirm whether separate fees are charged for these services as the response seems to suggest. For example, do the subsequent services relate to the backend support, including bandwidth, the authentication/usage engine and the billing and collection system that is referred to in the first paragraph of the response and as noted in your disclosure on page 119?

- Clarify whether the subsequent services constitute continuing services and tell us when and over what period the subsequent services are rendered. For example, are these services provided after commencement of franchisee operations? If so, are they provided over the term of the franchise agreement?

- If the subsequent services constitute continuing services, please provide us with further details as to why you believe it is appropriate to recognize the fees for these services upfront along with the fees for the initial services. In this regard, tell us how you considered the part of paragraph 18(b) of IAS 18 IE that states that fees for the provision of continuing services, whether part of the initial fee or a separate fee, are recognized as revenue as the services are rendered.

5.   As previously requested, please tell us whether you charge a separate fee to the franchised cybercafé operators for rights to use the company's logo, brand and trade names and, if so, how such revenue is recognized.

Form 6-K Furnished March 22, 2012

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operation

Liquidity and Capital Resources, page 34

6.   We note your disclosures regarding the changes in cash from operating activities for the six months ended September 30, 2011 and 2010 on page 35. As part of these disclosures, you refer to pending adjustments with payables and receivables as reasons for the increases in trade and other receivables and trade and other payables, respectively. Please provide us with further details regarding these pending adjustments. Please quantify the amounts involved and discuss the nature and cause of these pending adjustments. Your response should also address how you account for these adjustments and the impact on the consolidated financial statements.

You may contact Jennifer Fugario, Staff Accountant, at (202) 551-3482 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Evan Jacobson, Staff Attorney, at (202) 551-3428 or Barbara C. Jacobs, Assistant Director, at (202) 551-3735. If you require further assistance, do not hesitate to contact me at (202) 551-3406.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief